Exhibit 99.1

ReTo Eco-Solutions Receives Notice of Deficiency from Nasdaq Relating to the Delayed Filing of its Annual Report on Form 20-F

BEIJING, CHINA – July 2, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation, today announced it has received a notice from Nasdaq stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2019, ReTo is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”). The notification has no immediate effect on the listing of the Company’s common shares, which trade on the Nasdaq Capital Market under the symbol “RETO.”

ReTo is required by Nasdaq to submit its plan to regain compliance no later than August 31, 2020. If the plan is accepted by Nasdaq, ReTo can be granted up to 180 calendar days from the Form 20-F's due date, or until December 28, 2020, to regain compliance.

As previously disclosed by ReTo in its Form 12b-25 filed with the Commission on June 12, 2020, the Company was unable to file its Form 20-F by its original deadline without unreasonable effort or expense.

ReTo continues to work diligently to complete the Form 20-F and file it with the SEC as soon as reasonably practicable. The Company expects to submit a plan to regain compliance or file its Form 20-F within the timeline prescribed by Nasdaq.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999 and headquartered in Beijing, ReTo provides a full spectrum of products and services, ranging from the production of environmentally-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation. The Company's proprietary, eco-friendly process repurposes mining waste, including iron tailings, and fly-ash. ReTo’s business extends from China to Canada, the United States, Mongolia, the Middle East, India, South Asia, North Africa and Brazil. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its ability to submit a plan to regain compliance or file its Form 20-F within the timeline prescribed by Nasdaq are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

TEL: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
RETO@globalirpartners.com